COMMENTS RECEIVED ON APRIL 26, 2011

FROM EDWARD BARTZ

FIDELITY HANOVER STREET TRUST (File No. 811-03466)

Fidelity Emerging Markets Debt Central Fund

AMENDMENT NO. 47

1. "Fund Summary" (Part A of the Registration Statement)

"Investment Advisers"

"FMR Co., Inc. (FMRC), an affiliate of Fidelity Management & Research Company (FMR), is the fund's manager. Other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of the fund.

R: We confirm that "other investment advisers" do not manage 30% or more of the fund's assets.

2. "Fund Summary" (Part A of the Registration Statement)

"Purchase and Sale of Shares"

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that the first two paragraphs be removed, the third paragraph add information regarding redemption procedures, and the fourth paragraph be removed.

R: We believe the information in the first, second, and fourth paragraphs is consistent with the purchase and sale information required by Item 6(a) and (b). We believe the current level of detail in the third paragraph meets the Item 6(b) requirement to "briefly identify the procedures for redeeming shares," particularly given that the fund is offered for investment only to certain other mutual funds managed by FMR or an affiliate. Accordingly, we have not modified disclosure.

3. "Investment Details" (Part A of the Registration Statement)

"Investment Objective"

"The fund seeks high total return."

C: The Staff requests that the term "total return" be defined somewhere in the Part A.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

4. "Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC normally invests at least 80% of the fund's assets in debt securities of issuers in emerging markets and other debt investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth."

C: The Staff requests that we describe the credit quality and maturity parameters for the debt securities.

R: The fund does not have a principal investment strategy to invest in securities of a particular maturity or or in securities of a specific average credit quality. Accordingly, we have not modified disclosure.

5. "Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC may also invest in debt securities of non-emerging market foreign issuers and lower-quality debt securities of U.S. issuers."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." We note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

6. "Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. FMRC may also use options contracts as tools in the management of portfolio assets."

C: The Staff noted that since the fund discloses derivatives as a principal investment strategy we should refer to the letter from Barry Miller at the SEC to the ICI regarding derivative disclosure and make changes accordingly.

R: We are familiar with Barry Miller's letter to the ICI regarding derivatives disclosure and we believe our current disclosure is consistent with that letter.

7. "Investment Details" (Part A of the Registration Statement)

"Description of Principal Security Types"

"Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, loans and loan participations, and other securities that FMR believes have debt-like characteristics, including hybrids and synthetic securities."

C: The Staff requests that a description of hybrids and synthetic securities be included.

R: Item 9 requires disclosure regarding the types of securities in which the fund principally invests. Neither hybrid nor synthetic securities are principal securities for the fund; in this case, the principal security type is debt securities, and "other securities that FMR believes have debt-like characteristics, including hybrids and synthetic securities" are among the examples provided following the definition of "debt securities." Accordingly, we have not modified disclosure.

8. "Investment Details" (Part A of the Registration Statement)

"Description of Principal Security Types"

"Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, loans and loan participations, and other securities that FMR believes have debt-like characteristics, including hybrids and synthetic securities."

C: The Staff would like to know why hybrid and synthetic securities are appropriate for the 80% basket.

R: Hybrid securities combine the features of both debt and equity securities; synthetic securities combine the features of various securities as opposed to one conventional security. In the final Name Test Rule adopting release, the Staff recognized that in appropriate circumstances, the requirement to invest 80% in "investments" (rather than "securities," as originally proposed) "would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket." We believe it is reasonable to define debt securities to include hybrid and synthetic securities when FMR believes they have debt-like characteristics. Accordingly, we have not modified disclosure.

9. "Investment Details" (Part A of the Registration Statement)

"Description of Principal Security Types"

"Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, loans and loan participations, and other securities that FMR believes have debt-like characteristics, including hybrids and synthetic securities."

C: The Staff questioned how hybrid and synthetic securities will be counted toward the fund's 80% basket.

R: See response 8.

10. "Trustees and Officers" (Part B of the Registration Statement)

C: The Staff requests we include disclosure stating that all directorships for the past five years are currently disclosed.

R: We are aware that Item 17(a)(1) of Form N-1A requires, among other things, disclosure of the principal occupation for each director of a fund during the past 5 years, and that Item 17(b)(3)(ii) further provides as follows: "Unless disclosed in the table required by paragraph (a)(1) of this Item 17 or in response to paragraph (b)(3)(i) of this Item 17, indicate any directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the Securities Exchange Act (15 U.S.C. 78l) or subject to the requirements of section 15(d) of the Securities Exchange Act (15 U.S.C. 78o(d)) or any company registered as an investment company under the Investment Company Act, and name the companies in which the directorships were held." We are aware of the need to respond to these requirements and have disclosed directorships held during the past five years. Neither Item 17(a)(1) nor Item 17(b)(3)(ii) requires the inclusion of the requested statement, and we do not believe such a statement would be helpful to shareholders. Moreover, we do not believe such disclosure is consistent with Instruction C.1 of Form N-1A, which provides that funds should avoid simply restating legal or regulatory requirements to which they are generally subject. Accordingly we have not modified the disclosure.

11. "Trustees and Officers" (Part B of the Registration Statement)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

12. Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.